SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2 (b)
                               (AMENDMENT NO. 4)1


                         Roberts Realty Investors, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                    769900101
                              --------------------
                                 (CUSIP Number)

                                December 31, 2001
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)


         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  769900101                13G                    Page 2 of 6 Pages

----------- --------------------------------------------------------------------
   1.       NAMES OF REPORTING PERSONS                       Charles S. Roberts

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- --------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
            [GRAPHIC OMITTED]                                           (b)  |_|
----------- --------------------------------------------------------------------

   3.       SEC USE ONLY
----------- --------------------------------------------------------------------

   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                  U.S. Citizen
---------------------------- ----- ---------------------------------------------
                             5.
       NUMBER OF                   SOLE VOTING POWER              1,538,530  (1)
        SHARES
     BENEFICIALLY            ----- ---------------------------------------------
       OWNED BY              6.
         EACH                      SHARED VOTING POWER                    0
       REPORTING             ----- ---------------------------------------------
      PERSON WITH            7.
                                   SOLE DISPOSITIVE POWER         1,538,530  (1)
                             ----- ---------------------------------------------
                             8.
                                   SHARED DISPOSITIVE POWER               0


----------- --------------------------------------------------------------------

   9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  1,538,530  (1)
----------- --------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                               |_|

----------- --------------------------------------------------------------------
 11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                      27.3%  (1)
----------- --------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*

                                                                        IN
----------- --------------------------------------------------------------------

1 See, however, REIT ownership limit description in Item 4(a).

Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  Charles S. Roberts

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4            Ownership.

                  (a)      Amount Beneficially Owned:

                  Mr. Roberts beneficially owns 1,538,530 shares, composed of:
                  (i) 797,774 shares owned by Mr. Roberts in his individual capacity, (ii) 708,512 units of limited partnership interest ("Units") in Roberts Properties Residential, L.P. (which, subject to the limit explained in the following paragraph, may be exchanged for an equal number of shares of Common Stock) held by Mr. Roberts in his individual capacity, (iii) 29,500 Units owned by a trust for his minor daughter of which he is the sole trustee, and (iv) 2,744 shares owned by his minor daughter.

                  Redemption of Units is subject to certain conditions. Among other restrictions, ownership of shares of Common Stock is limited under the issuer's articles of incorporation to 6.0% of outstanding shares (other than by the reporting person, who is the issuer's Chairman and Chief Executive Officer, and who is limited to 25.0%). Accordingly, Units may not be redeemed if upon their redemption the reporting person would at such time hold in excess of 25.0% of the then outstanding shares. Such limit may prevent the reporting person from redeeming Units unless and until other Unitholders redeem a sufficient number of Units to cause the number of outstanding shares of Common Stock to be increased to a level sufficient to permit such redemption. Accordingly, the amounts of shares and percentages reported in this Schedule 13G are subject to the foregoing limitation.

                  (b)      Percent of Class:

                                    27.3%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                           1,538,530

                           (ii)     shared power to vote or to direct
                                    the vote                                   0

                           (iii)    sole power to dispose or to direct
                                    the disposition of                 1,538,530

                           (iv)     shared power to dispose or to direct
                                    the disposition of                         0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Dividends or proceeds from the sale of 29,500 units owned by a trust for Mr. Roberts' minor daughter, of which Mr. Roberts is the sole trustee, would be distributed to such trust, and dividends or proceeds from the sale of 2,744 shares would be distributed to Mr. Roberts' minor daughter.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 8, 2002
                                            ------------------------------
                                            (Date)

                                             /s/ Charles S. Roberts
                                            ------------------------------
                                            (Signature)


                                            Charles S. Roberts
                                            ------------------------------
                                            (Name/Title)